Scott W. Bell		150 Third Avenue South, Suite 2800 Nashville, TN 37201 (615) 742-6200
PHONE: FAX:	(615) 742-7942 (615) 742-0458
E-MAIL:	sbell@bassberry.com

November 7, 2011

Via EDGAR and Email

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mellissa Campbell Duru, Special Counsel

Re:	Cracker Barrel Old Country Store, Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed October 25, 2011 File No. 1-25225

Dear Ms. Duru:

On behalf of Cracker Barrel Old Country Store, Inc. (the “Company”), please find below the response to the comment issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you conveyed during our telephone conversation concerning the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on October 25, 2011 (the “Amendment to Preliminary Proxy Statement”) and the Company’s letter filed with the Commission on November 2, 2011 (the “Response Letter”) in response to comments contained in the Staff’s letter dated October 31, 2011 (the “Comment Letter”).

For your convenience, we have set out the substance of the Staff’s oral comment below, followed by the Company’s response.

Oral Staff Comment: We note the changes that the Company indicated in the Response Letter would be made to its disclosure in the proxy statement in response to the Staff’s comments contained in the Comment Letter. Please submit copies of the changed pages containing the revised disclosure that the Response Letter stated would be made.

RESPONSE: The Company has provided to the Staff on a supplemental basis copies of the requested changed pages to the Company’s proxy statement containing the revised disclosure, which are attached hereto as Exhibit A.

*     *     *

If you have any questions, please do not hesitate to contact the undersigned at (615) 742-7942 or Howard H. Lamar III at (615) 742-6209. Thank you in advance for your prompt attention to this matter.

November 7, 2011

Sincerely,

          /s/ Scott W. Bell

    Scott W. Bell

Enclosures

cc:         Howard H. Lamar III

              Bass, Berry & Sims PLC

      Eric S. Robinson

      Steven A. Rosenblum

      Wachtell, Lipton, Rosen & Katz

      N.B. Forrest Shoaf

      Senior Vice President, Secretary and Chief Legal Officer

      Cracker Barrel Old Country Store, Inc.

Exhibit A

(See attached.)

significant levels of cash from operations, invested $77.7 million in capital expenditures, paid $19.8 million in dividends, repurchased $33.6 million of common stock, reduced long-term debt by $30.3 million, and increased its cash balance by $4.6 million.

In addition to the key financial metrics outlined above, the Company reached a number of major milestones in 2011. The following summarize some of our key achievements for the 2011 fiscal year and were a part of the basis of the Compensation Committee’s decisions discussed in this CD&A:

•

Received numerous awards and recognition for excellence, including taking first place in the family dining category in a new independent consumer survey, Consumer Picks, which was sponsored by Nation’s Restaurant News. The Company had the highest ranking in food quality, cleanliness, service, menu variety, atmosphere, reputation, likely to recommend, and likely to return. The Company was also chosen as having the best breakfast at a full-service restaurant in Zagat® 2011 consumer survey and was selected as the most RV-friendly sit-down restaurant in America by members of the Good Sam Club for the tenth consecutive year

•

Completed the roll out of the “Seat to Eat” initiative in all stores and have received customer survey data showing increased customer satisfaction with speed of service since the program’s implementation.

•

Opened 11 new Cracker Barrel Old Country Stores bringing the chain total to 603 stores in 42 states. As a group, these new stores have exceeded their projections in the aggregate, and seven of the 11 stores have exceeded their individual projections.

•

As part of an organizational streamlining and cost reduction initiative, the Company eliminated approximately 60 management and staff positions, which it expects to result in annual pretax cost savings of approximately $10 million.

•

After four years of outperformance, the Company fell short against the Knapp-Track® casual dining same-store sales index in 2011. Nevertheless, we outperformed the Knapp-Track® family dining index for the year by 0.5 percentage points.

•

Delivered operating income of $167.2 million in 2011, increased from $164.7 million in 2010, as tight expense management helped partially offset the effects of lower same store sales and higher commodity inflation. The operating income of $167.2 million includes the following charges and expenses: (i) approximately $1.0 million for an impairment charge related to office space that we expect to sell before the end of 2012, (ii) approximately $1.8 million in severance charges incurred in connection with a cost reduction and organizational streamlining initiative carried out in July 2011 and (iii) approximately $0.4 million in expenses incurred in the fourth quarter of 2011 related to the potential proxy contest with Biglari Holdings Inc.

•

Delivered “return on invested capital,” or ROIC, which the Company believes is an appropriate measure of how the Company is utilizing the capital that has been invested in its business and calculates as operating profit after tax divided by the sum of debt plus equity, of 15.2%, or, following adjustment for the changes and expenses described in the previous item, 15.5%, in 2011. This compares to ROIC, calculated in the same manner, of 15.3% in 2010.

•

Delivered “total shareholder return,” or TSR, which the Company believes is an appropriate measure of value returned on shareholders’ investment and calculates as increases in share price plus dividends paid over the relevant index period, of 91% cumulatively over the three year period from fiscal 2009 through fiscal 2011. This equates to an annualized TSR of 25% during the same period.

•

Increased the dividend by 10 percent, marking the 29th consecutive year during which the Company has paid a dividend and the 8th time in the past 10 years that the Company has increased the dividend paid to shareholders.

•

Completed a new $750 million bank credit facility, which was one of the largest all-bank financing transactions ever completed by a full-service restaurant company. The refinancing simplified and extended debt maturities and increased the Company’s financial flexibility. The Company remains well within the limits of its financial covenants.

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Director Qualifications:

•	Leadership Experience—President and Chief Executive Officer of the Company; served as Chief Executive Officer of Books-A-Million

•	Financial Experience—served as Chief Financial Officer of the Company; served as Chief Financial Officer of Books-A-Million and as Vice President, Corporate Finance of SunTrust Securities, Inc.

•	Industry Experience—various leadership positions at the Company since 2009

Robert V. Dale, age 75, first became one of our directors in 1986. Since 1998, Mr. Dale has provided business consulting services to companies in the food products and pet food industries. Mr. Dale was President of Windy Hill Pet Food Company from March 1995 until its sale in July 1998; Partner in PFB Partnership from August 1994 to March 1995; and President of Martha White Foods, Inc. from October 1985 to August 1994. Mr. Dale has been a director of Genesco, Inc. (NYSE: GCO) since June 2000 and also serves as a director of Nashville Wire Products, Inc., a privately owned supplier of wire products. Mr. Dale serves as our Lead Independent Director.

•

Leadership Experience—former President of Windy Hill Pet Food Company; former President of Martha White Foods, Inc.; former President of Beatrice Specialty Products division and a Vice President of Beatrice Companies, Inc., the owner of Martha White Foods; member of the boards of directors of Genesco, Inc. and Nashville Wire Products, Inc.

•	Financial Experience—serves as a member of the Audit Committee of our Board of Directors and as a member of the Audit Committee of the board of directors of Genesco, Inc.

•

Industry Experience—former President of Martha White Foods, Inc.; director of Genesco, Inc.; former President of Windy Hill Pet Food Company; former President of Beatrice Specialty Products division and a Vice President of Beatrice Companies, Inc., the owner of Martha White Foods

Richard J. Dobkin, age 66, first became one of our directors in 2005. Mr. Dobkin was the Managing Partner of the Tampa, Florida office of Ernst & Young, LLP, an independent registered public accounting firm, from 1987 until his retirement in June 2005. From October 2009 until September 2010, Mr. Dobkin served as member of the board of directors of the PBSJ Corporation, which provides planning, design, and construction management services in the U.S. and abroad. Mr. Dobkin has served, since 2008, on the board of directors of Blue Pearl Veterinary Partners, a private company which owns and operates specialty and emergency veterinary hospitals in nine states.

Director Qualifications:

•

Leadership Experience—served as Managing Partner of the Tampa, Florida office of Ernst & Young, LLP; member of the board of directors of Blue Pearl Veterinary Partners; former member of the board of directors of PBSJ Corporation

•

Financial Experience—served as Managing Partner of the Tampa, Florida office of Ernst & Young, LLP; Chairman of the Audit Committee of our Board of Directors; serves as a member of Blue Pearl Veterinary Partners Audit Committee; served as a certified public accountant for 41 years

Charles E. Jones, Jr., age 66, first became one of our directors in 1981. Mr. Jones founded Corporate Communications, Inc., an investor/shareholder communications and public relations firm, in 1975 where he has served as Chairman and Chief Executive Officer since 1975. Prior to founding Corporate Communication, Inc., Mr. Jones served as the Director of Research and a financial analyst at J.C. Bradford & Co. an investment banking firm for eight years.

Director Qualifications:

•	Leadership Experience—Founder, Chairman, and Chief Executive Officer of Corporate Communications, Inc.

•	Financial Experience—former Director of Research and financial analyst at J.C. Bradford & Co.; chartered financial analyst (C.F.A.)

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